    As filed with the Securities and Exchange Commission on February 27, 2001


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Schedule TO

            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No.  )

             Morgan Stanley Dean Witter India Investment Fund, Inc.
                       (Name of Subject Company (issuer))

             Morgan Stanley Dean Witter India Investment Fund, Inc.
                 (Names of Filing Persons (offeror and issuer))

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   61745C 10 5
                      (CUSIP Number of Class of Securities)

                             Harold J. Schaaff, Jr.
              Morgan Stanley Dean Witter Investment Management Inc.
                           1221 Avenue of the Americas
                            New York, New York 10020
                                 (212) 762-7188
            (Name, address, and telephone number of person authorized
               to receive notices and communications on behalf of
                                 filing persons)

                                 with a copy to:

                             Leonard B. Mackey, Jr.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166

                            Calculation of Filing Fee

Transaction Valuation                                       Amount of Filing Fee
---------------------                                       --------------------
$120,560,509.92(a)....................................         $24,112.10(b)

(a) Calculated as the aggregate maximum purchase price to be paid for 8,407,288 shares in the offer, based upon a price of $14.34 (95% of the net asset value per share of $15.09 on February 15, 2001.

(b)      Calculated as 1/50th of 1% of the Transaction Valuation.

/ / Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:

         Form or Registration No.:

         Filing Party:

         Date Filed:

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /      third-party tender offer subject to Rule 14d-1.

/X/      issuer tender offer subject to Rule 13e-4.

/ /      going-private transactions subject to Rule 13-e-3.

/ /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

                             Introductory Statement

         This Issuer Tender Offer Statement on Schedule TO relates to an offer by Morgan Stanley Dean Witter India Investment Fund, Inc., a Maryland corporation (the "Fund"), to purchase for cash up to 30% of its outstanding shares, or 8,407,288 of the Fund's issued and outstanding shares of Common Stock, par value $0.01 per share, upon the terms and subject to the conditions contained in the Issuer Tender Offer Statement dated February 27, 2001 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer") and are filed as exhibits to this Schedule TO.

         The information in the Issuer Tender Offer Statement and the related Letter of Transmittal is incorporated herein by reference in answer to the items required to be disclosed in this Schedule TO.

Item 12.  Exhibits.

(a)(1)(i)               Issuer Tender Offer Statement, dated February 27, 2001.

(a)(1)(ii)              Form of Letter of Transmittal.

(a)(1)(iii)             Form of Notice of Guaranteed Delivery.

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v) Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)              Form of Letter to Stockholders.

(a)(2)                  None.

(a)(3)                  Not Applicable.

(a)(4)                  Not Applicable.

(a)(5)                  None.

(b)                     None.

(d)                     None.

(g)                     None.

(h)                     None.



Item 13.  Information Required by Schedule 13E-3.

         Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        MORGAN STANLEY DEAN WITTER INDIA
                                        INVESTMENT FUND, INC.



                                         /s/   Mary E. Mullin
                                        --------------------------------
                                        Name:  Mary E. Mullin
                                        Title: Secretary

Dated:  February 27, 2001




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